SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at November 17, 2006

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 17, 206

Print the name and title of the signing officer under his signature.

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    1020 - 800 W. Pender Street
Vancouver BC Canada
V6C 2V6
Tel 604-684-6365
Fax 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

FARALLON SET TO COMPLETE C$7.5 MILLION FINANCING

November 17 2006, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN) announces that Farallon has received regulatory approval to complete its previously announced private placement of 18.75 million equity units in its capital, each unit consisting of one common share and one common share purchase warrant, for gross proceeds of C$7.5 million. All funds have been received and the financing is essentially complete. The Units include a two year warrant exercisable at $0.60 each and were sold pursuant to prospectus and registration exemptions in Canada and United States and accordingly the common shares in the units and the shares issuable on exercise of the warrants are subject to a four month resale restricted period in the principal Canadian jurisdictions until March 18, 2007 and the securities are also subject to applicable hold periods in the United States. Insiders participated in the placement to the extent of 975,000 Units. The issuance of approximately 11 million of the warrants remains subject to shareholder approval, which will be sought at the Annual General Meeting of shareholders set for December 14, 2006, and failing approval of which these warrants will be redeemed for $0.02 each. Further details are provided in the Company's news release of October 13, 2006.

Proceeds from the placement will be used to advance work on the G-9 deposit at the Company's Campo Morado polymetallic massive sulphide project in Guerrero State, Mexico. The Company recently announced a 55% increase in the estimated resource at G-9 and is actively pursuing development options for the deposit. Funds are planned for ongoing exploration, development of the underground decline and other mine and mill planning activities as well as for general working capital purposes.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has either approved or disapproved of the contents of the news release.

Information for US Persons and Forward Looking Information

These materials are not an offer of securities for sale in the United States. The securities referred to have not been, and will not be, registered under the Securities Act of 1933 and they were not be offered or sold in the United States except pursuant to exemptions from registration.

This release includes certain statements that may be deemed "forward-looking statements" in that until definitive agreements are executed and the financing funds are actually received by Farallon there can be no certainty that the financing will complete for the full amount or at all. Sudden developments in international financial markets and other factors may intervene to prevent closing of this financing. For more information on the Company, and the risk factor inherent to its business, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.